

March 28, 2012

<u>Via Facsimile</u>
Louis Bertoli
Chief Executive Officer
Trim Holding Group
7057 Gratiot Road, Suite One
Saginaw, MI 48609

> **Re: Trim Holding Group
>   Item 4.01 Form 8-K
>   Filed March 14, 2012
>   File No. 333-121787**

Dear Mr. Bertoli:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Tia L. Jenkins

            Tia L. Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and
            Mining

cc: <u>Via E-mail</u>
   H. Grady Thrasher IV, Esq.
   Joyce Thrasher Kaiser & Liss, LLC